FORM 3

                   U.S SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                                            OMB APPROVAL
                                                     OMB Number    3235-0104
                                                     Expires: April 30, 1997
                                                     Estimated average burden
                                                     hours per response...0.5

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

       Deltec International S.A.
   (Last)      (First)     (Middle)

        Deltec House, Lyford Cay
                (Street)

             Nassau, Bahamas
   (City)      (State)     (Zip)


2. Date of Event Requiring Statement
   (Month/Day/Year)

     12/31/96


3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol

      Argo Bancorp, Inc. (None)

5. Relationship of Reporting Person to Issuer (Check all applicable)

   ____ Director                    __X_ 10% Owner
   ____ Officer (give title below)  ____ Other (specify below)

   ___________________________________________________________

6. If Amendment, Date of Original (Month/Year)

            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED


1. Title of Security         2. Amount of Securities      3. Ownership Form:    4. Nature of Indirect
   (Instr. 4)                   Beneficially Owned           Direct (D) or         Beneficial Ownership
                                (Instr. 4)                   Indirect (I)          (Instr. 5)
                                                             (Instr. 5)

   Common (par value            111,563 2/3                      I                 Through Subsidiary
   $0.01 per share)


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                        (Over)
                     (Print or Type Responses)                 SEC 1473 (3/91)

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (e.g., puts, calls, warrants, options, convertible securities)


1.  Title of       2. Date Exercisable    3. Title and Amount of      4. Conversion or    5. Ownership Form        6. Nature of
    Derivative        and Expiration         Securities Underlying       Exercise Price      of Derivative            Indirect
    Security          Date                   Derivative Security         of Derivative       Security: Direct         Beneficial
    (Instr. 4)        (Month/Day/Year)       (Instr. 4)                  Security            (D) or Indirect (I)      Ownership
                                                                                             (Instr. 5)               (Instr. 5)
                      Date      Expira-                  Amount or
                      Exer-     tion          Title      Number of
                      cisable   Date                     Shares





Explanation of Responses:






**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


DELTEC INTERNATIONAL S.A.



    /s/ Matthew F. Gibbons                       February 7, 1997
**Signature of Reporting Person                        Date
    Matthew F. Gibbons
    President


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                        Page 2
                                                               SEC 1473 (3/91)